March 22, 2011

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Facsimile and EDGAR

Re:	hhgregg, Inc. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed May 27, 2010 Definitive Proxy Statement on Schedule 14A Filed June 24, 2010 File No. 001-33600

Dear Mr. Owings:

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated March 9, 2011, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended March 31, 2010 filed on May 27, 2010 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on June 24, 2010 (the “Proxy Statement”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for the Fiscal Year Ended March 31. 2010

Exhibit Index

1.
We note that you have not included the exhibits and schedules to material agreements identified in your Exhibit Index. For example, Exhibits 10.23 and 10.24 both identify numerous exhibits and schedules, but none are included with the filings. Please review all of your material agreements identified in your Exhibit Index and file any exhibits, schedules and/or appendices to those agreements that were not previously filed. Refer to Item 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:  The Company will review all of its material agreements identified on its Exhibit Index and will file with its Form 10-K for the year ending March 31, 2011 complete copies of those agreements, including any exhibits, schedules and/or appendices to those agreements that were not previously filed.  In addition, in future filings the Company will comply with the filing requirements of Item 601(b)(10) of Regulation S-K, including the requirement to file all exhibits, schedules and attachments to material agreements.

United States Securities and Exchange Commission
March 22, 2011

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Base Salary, page 19

2.
We note your disclosure on page 20 that the Compensation Committee generally aims to position base salaries below the 50th percentile of the base salaries for the companies surveyed in the Remuneration Report. Please expand to disclose the basis upon which your 50th percentile calculation is made.

Response:  In light of the Staff’s comment, in future filings the Company will describe in the Compensation Discussion and Analysis section of the Proxy Statement (the “CD&A”) the basis for the calculation of any percentile of a peer group that the Company may consider as a factor in its determination of compensation.  For example, the first paragraph of the “Base Salary” discussion in the CD&A would be revised to read as follows:

“Base Salary. Base salary is designed to provide a specific level of cash compensation that is fixed, competitive and appropriate for each executive officer position. The base salaries of our executive officers are reviewed annually as part of our annual compensation program review. Commencing in fiscal 2009, the Compensation Committee balanced the consideration of the factors described below with a review of the base salary of our executive officers as compared to base salary information found in the Remuneration Report, which provided confirmation regarding the competitiveness of our executive’s total remuneration. For each executive officer, the Compensation Committee generally aims to position base salary below the 50th percentile of the base salary for that executive officer position for the 34 retail companies surveyed in the Remuneration Report. The Company uses the 50th percentile of the base salary for a particular executive officer position as set forth in the Remuneration Report.”

3.
In the third paragraph of your base salary disclosure you state that to determine base salary, weightings are established for business metrics and leadership factors, and that there were eight leadership factors in 2010. Please disclose these factors for each named executive officer. Refer to Item 402(h) of Regulation S-K.

Response:  In light of the Staff’s comment, in future filings the Company will disclose the eight defined leadership factors, used to measure individual performance of executive officers, or such other factors that may be used by the Company in the future to measure individual performance.  For example, the third paragraph of the “Base Salary” discussion in the CD&A would be revised to read as follows:

“The eight defined leadership factors considered by the Compensation Committee for determining base salary levels for fiscal 2010 were: (1) change initiative, (2) customer service, (3) business knowledge, (4) sense of urgency, (5) team skills, (6) developing

United States Securities and Exchange Commission
March 22, 2011

associates, (7) problem solving skills, and (8) two-way communication skills. The same eight factors were considered for each executive officer.”

4.
Please revise your disclosure to clarify how each of the base salary factors you reference interrelates and results in your ultimate base salary determinations. For example, your disclosure currently refers to the weightings, Remuneration Report, salary budgets and the merit increase data, but we are unable to determine the ultimate role that each of these factors plays in establishing base salaries.

Response:  In light of the Staff’s comment, in future filings the Company will disclose how each of the base salary factors interrelates and results in the ultimate base salary determinations.  For example, a fourth paragraph similar to that set forth below would be added to the “Base Salary” discussion in the CD&A:

“As noted above, in determining base salary the Compensation Committee considers the information in the Remuneration Report, annual performance evaluations, individual performance relative to the eight defined leadership factors, salary budgets and Company financial performance.  Each factor plays a role in the Compensation Committee’s overall determination of base salary.  The Remuneration Report provides information as to the range of compensation in the market and factors into the determination of the overall amount of base salary.  Individual performance, Company financial performance and salary budgets impact the amount of any annual increase in base salary. While these factors are considered, the Compensation Committee also exercises its judgment regarding base salary decisions for each executive officer. For example, if the Company experiences strong financial performance, but an individual executive officer has fallen short of achieving his or her individual performance expectations, the Compensation Committee may exercise its judgment in approving no increase, or a smaller salary increase, than would have been the case if the executive officer had achieved his or her individual performance expectations. Conversely, if the executive officer’s individual performance has been outstanding, he or she may receive a salary increase even when the Company’s financial performance may have failed to meet expectations.”

Annual Incentive, page 20

5.
It appears that the second and third paragraphs of your Annual Incentive discussion on page 20 are inconsistent. The second paragraph indicates that your annual incentive payout is based on annual budget targets, but the third paragraph indicates that annual incentive payouts are tied to EBITDA targets. Please revise.

Response:  The Company’s annual incentive compensation is tied to the achievement of Adjusted EBITDA targets.  In future filings, the Company will revise its discussion of annual incentive compensation to clarify that it is tied to the achievement of Adjusted EBITDA targets rather than the annual budget.

6.	In the fourth paragraph of your Annual Incentive discussion you state that 49.3% of the 2010 bonus pool was awarded to named executive officers, but it does not appear that

United States Securities and Exchange Commission
March 22, 2011

you provide any further discussion of the bonus pool. Please expand your discussion to disclose the manner in which the bonus pool is determined, when the bonus pool is determined, any potential limiting effects that the size of the bonus pool may have on your annual incentive compensation, and any other relevant or material facts regarding the bonus pool.

Response:  In light of the Staff’s comment, in future filings the Company will expand the disclosure regarding annual incentive compensation and the bonus pool.  For example, the third and fourth paragraphs of the “Annual Incentive” section of the CD&A would be revised to read as follows:

“Our annual incentive compensation for executive officers is tied to the attainment of Adjusted EBITDA targets that, if achieved, must also fund any annual incentive payments under the plan. We use Adjusted EBITDA, which is a non-GAAP measure, to measure our performance when establishing annual incentive targets because it facilitates performance comparisons from period to period by excluding certain non-recurring or non-cash items, thereby presenting what we believe to be the most accurate measure of our core operating results at that point. The Adjusted EBITDA targets are set based on planned budget and profit projections for the year as compared to the prior year’s actual results.  In order to achieve a 100% target annual incentive payout for fiscal 2010, the Company needed to achieve an Adjusted EBITDA target of $84.3 million inclusive of the charge associated with the annual incentive payout.  If the threshold Adjusted EBITDA is achieved, the bonus pool is funded with a pro rata portion of the percentage to be funded for the level of Adjusted EBITDA achieved; however if the threshold is not achieved the payout is zero.  The following table shows the Adjusted EBITDA targets for achieving threshold, target and maximum annual incentive compensation as well as the payout at each level:

	Adjusted EBITDA	% Payout of Base Salary
Threshold	$69.3 million	25%
Target	$84.3 million	100%
Maximum	$97.6 million	150%

In fiscal 2008, we achieved the maximum performance level established by the Compensation Committee with a payout of 120% of base salary for our executive officers. The payout percentage in fiscal 2009 was 34% of each executive officer’s target award, or 34% of base salary. In fiscal 2010 the payout percentage was 103% of each executive officer’s target award, or 103% of base salary. Awards are not typically modified for individual performance, but if they were, positive or negative discretionary adjustments must be approved by the Compensation Committee. In prior year periods EBITDA may have been adjusted to exclude certain items as deemed appropriate, including asset impairments and loss related to the early extinguishment of debt.

United States Securities and Exchange Commission
March 22, 2011

The aggregate amount of annual incentive compensation paid to all employees (including executive officers) eligible to participate in the annual incentive compensation plan constitutes the “bonus pool” for that year. As a result, the “bonus pool” does not place any limitations on the amount of the annual incentive compensation awards and is merely a calculation of the aggregate awards that are payable based on the level of Adjusted EBITDA that is achieved for that year. However, as noted above, there are caps on the maximum amount of an award for any individual participant, and the Adjusted EBITDA target is inclusive of the charge associated with the annual incentive compensation. In 2010, 49.3% of the total bonus pool represented awards to named executive officers and the remaining 50.7% represented awards to other employees eligible to participate in the annual incentive compensation plan.”

Summary Compensation Table. page 24

7.
Please significantly expand the narrative discussion of your summary compensation table to describe any material factors necessary to an understanding of the information disclosed. By way of example only, and not an exhaustive list, we note that Mr. May’s 2010 total compensation significantly increased in comparison to 2009, but it does not appear that you provide any specific discussion of the basis for and factors that led to this increase. By way of further example, we note that you have not provided a detailed discussion addressing the increases in Messrs. Stout’s and Aguilar’s total compensation. Refer to Items 402(b), (c) and (e) of Regulation S-K.

Response:  Effective August 2009, Mr. May, then the President of the Company, was appointed Chief Executive Officer.  Mr. May’s base salary was increased for fiscal 2010 (which began in April 2009 and ended in March 2010) and he received non-equity incentive plan awards and an equity incentive plan award that were greater than his fiscal 2009 awards. For the foregoing reasons, Mr. May’s total compensation in fiscal 2010 was greater than in fiscal 2009.

Effective March 2009, Mr. Aguilar, then a Vice President of the Company, was appointed as the interim Chief Financial Officer.  Effective September 2009, the “interim” label was removed and Mr. Aguilar was appointed Chief Financial Officer of the Company. As a result of these appointments and increased roles and responsibilities, Mr. Aguilar’s base salary was increased for fiscal 2010, and he received an increased annual incentive plan award, an additional option grant and a non-equity incentive plan award. For the foregoing reasons, Mr. Aguilar’s total compensation in fiscal 2010 was greater than in fiscal 2009.

The increase in the total compensation in fiscal 2010 as compared to fiscal 2009 for Mr. Stout was due to: (i) an increase in the value of the stock options granted to Mr. Stout which was primarily the result of the Company’s higher stock price in June 2008 as compared to June 2009; and (ii) an increase in Mr. Stout’s earned annual incentive plan award as the Company hit an Adjusted EBITDA target in fiscal 2010 corresponding to an award equal to 103% of base salary as compared to an award equal to 34% of base salary in fiscal 2009.

United States Securities and Exchange Commission
March 22, 2011

In future filings, the Company will expand its footnote disclosure to the summary compensation table, and add narrative disclosure, as necessary to allow for investors to fully understand the information disclosed and to comply with Items 402(b), (c) and (e) of Regulation S-K.

8.
We note footnote (2) to your summary compensation table which states that your non-equity incentive plan compensation includes both amounts earned under the Annual Incentive Awards Plan and the Non-Qualified Deferred Compensation Plan. Please disclose, by footnote, cross-reference, or otherwise, the amount attributable to each individual factor.

Response:  In light of the Staff’s comment, in future filings the Company will include a footnote(s) to the “Non-Equity Incentive Plan Compensation” column of the summary compensation table which quantifies the amount received by each named executive officer that is attributable to the Annual Incentive Awards Plan and the Non-Qualified Deferred Compensation Plan.  In addition, should any other elements of compensation fall under the “Non-Equity Incentive Plan Compensation” column, the Company will quantify in a footnote the amount of each element for each named executive officer.  For example, the disclosure in footnote (2) to the summary compensation table in the Proxy Statement would be revised to read as follows:

“This amount includes both amounts earned under the “Company Officer Personal Annual Incentive Awards Plan,” or our annual incentive plan, and the Non-Qualified Deferred Compensation Plan.  All executives other than the Executive Chairman participate in the annual incentive plan.  For 2010, the actual amounts earned by each of the named executive officers under the annual incentive plan and the Non-Qualified Deferred Compensation Plan were as follows:

	Annual Incentive Plan	Non-Qualified Deferred Compensation Plan
Jerry W. Throgmartin	$0	$36,314
Dennis May	$412,000	$40,467
Jeremy J. Aguilar	$272,950	$20,674
Gregg Throgmartin	$283,250	$23,827
Michael D. Stout	$267,800	$29,122
Michael G. Larimer	$267,800	$26,579
Please refer to the “2010 Grants of Plan-Based Awards” table, “Compensation Discussion and Analysis” and “2010 Non-Qualified Deferred Compensation” table for more information.”

2010 Grants of Plan-Based Awards, page 26

9.	Please revise your Grants of Plan-Based Awards table to clarify why there are two rows of Non-Equity Incentive Plan disclosure for Jerry Throgmartin and Dennis May.

United States Securities and Exchange Commission
March 22, 2011

Response:  The Company provides non-equity incentive compensation pursuant to two separate plans: the Company Officer Personal Annual Incentive Award Plan and the Non-Qualified Deferred Compensation Plan.  Awards are generally made once each year in June. On June 10, 2009, Messrs. Throgmartin, May and Stout received awards under each of the plans.  The Company chose to place each award on a separate line, with a footnote, to clarify that the awards were made pursuant to different plans.  The Company believes that this disclosure format is appropriate based on Instruction 1 to Item 402(d) of Regulation S-K as it identifies the non-equity incentive plan awards made under different plans.  In future filings, the Company will clarify the disclosure by including a grant date on each row of disclosure.

10.	Please revise your Grants of Plan-Based Awards table to disclose why you granted Non-Equity Incentive Plan compensation on two different dates to certain of your named executive officers.

Response:  All of the awards for Messrs. Aguilar, Gregg Throgmartin and Larimer were granted on June 1, 2009, except for the option grant shown in the second row of the 2010 Grants of Plan-Based Awards table for each of Messrs. Aguilar, Gregg Throgmartin and Larimer.  That option award was granted on October 1, 2009 in connection with the promotion of each of Messrs. Aguilar, Gregg Throgmartin and Larimer.  In future filings, the Company will provide a separate row of disclosure for each award, including those made on different dates.

2010 Non-Qualified Deferred Compensation, page 29

11.
We note that you have not provided a quantitative discussion of the terms of the targets, as established by your Compensation Committee, that must be achieved for a participant’s Non-Qualified Deferred Compensation Plan to be credited. Please disclose these financial targets. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response: In light of the Staff’s comment, in future filings the Company will revise its disclosure of the Non-Qualified Deferred Compensation Plan to include the following:

“Executive officers are eligible to participate in a defined contribution 401(k) plan, along with and on the same terms as other eligible associates of the Company. Generally, an executive’s ability to accumulate retirement savings through the 401(k) plan is limited

United States Securities and Exchange Commission
March 22, 2011

due to Internal Revenue Service limitations with respect to highly compensated employees. Thus, we offer a non-qualified deferred compensation plan to key employees including our executive officers, which provides unfunded, non-tax qualified deferred compensation benefits. A participant in the non-qualified deferred compensation plan is credited annually with a percentage of the participant’s base salary that varies in accordance with the achievement of a financial target as described below and the participant’s employment classification, as well as an interest credit on the preceding end of year balance, as established by the Compensation Committee. Benefits are payable in one lump sum in cash upon the later of termination of employment or the attainment of age 55. For fiscal 2010, our named executive officers who had become eligible in the plan, with a minimum of one year of continuous service in an eligible position, each earned a plan contribution equal to 7.0% of their respective base salary for exceeding the Adjusted EBITDA financial target of 5.6%, expressed as a percentage of net sales.  The following table shows the Adjusted EBITDA targets for achieving the target and maximum plan contributions in 2010 as well as the payout at each level (the target level is also the threshold level):

	Adjusted EBITDA, as a percentage of net sales	% Payout of Base Salary
Target	5.2%	7.0%
Maximum	5.7%	10.0%

In addition, each eligible, named executive officer also received an interest credit of 5.0% on his accumulated plan balance as of April 1, 2009, on the same basis as our other eligible key employees. The Compensation Committee sets the interest rate based on the recommendation of management and has approved a 5.0% interest rate for the last three fiscal years. We believe that this program plays an important role in attracting and retaining executive talent.”

United States Securities and Exchange Commission
March 22, 2011

Conclusion

As requested in your letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at 317-569-3894 or fax at 317-705-8668.

Sincerely,

/s/ Jeremy Aguilar

Jeremy Aguilar
Chief Financial Officer

cc:           Christopher F. Chase (Securities and Exchange Commission)
Christina E. Melendi (Bingham McCutchen)